Vershire Corporation

Suite 1203, Siu On Centre, 188 Lockhart Road, Wanchai, Hong Kong

Telephone No.: +852 5325 5932  Fax: +852 2149 7094  Email: info@vershirecorp.com

VIA EDGAR

December 8, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director Celeste M. Murphy, Legal Branch Chief Paul Fischer, Attorney-Advisor Ivette Leon, Assistant Chief Accountant Charles Eastman, Staff Accountant

Re:	Vershire Corporation Registration Statement on Form S-1/A Filed on November 12, 2014 File No. 333-199029

Dear Sirs/Madams,

We refer to your letter dated November 18, 2014 in respect to Vershire Corporation (the “Company” or “Vershire”) Form S1 Amendment No.1 filed on November 10, 2014.

We here by respond the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and Staff’s comments are presented in bold italics.

General

1.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Our response as below:

The Registration Statement has been updated to included financial statements as of September 30, 2014 and for the three months ended September 30, 2014, in accordance with Rule 3-12 of Regulation S-X.

Use of Proceeds, page 17

2.	We note your response to prior comment four. Please revise to indicate how the proceeds of the offering will be invested pending their use for the purposes you have outlined on page 17.

Our response as below:

We have added a sentence on the bottom of page 17 in this Amendment No.2 stating that we plan to put the received funds into an interest earning saving bank account until the funds are spent on the various purposes set out in the Use of Proceeds table.

Exhibits

3.	Please file an updated letter of consent from your independent registered public accounting firm in your next amendment. We note that the original consent filed with your Form S-1 is now over 30 days old.

Our response as below:

Our Company’s independent registered public accounting firm has updated the letter of consent for the financial statements as of September 30, 2014. The letter can be found on Exhibits 23.1 on this Amendment No.2.

Should the Staffs have any other questions or comments regarding the foregoing, please do not hesitate to contact the undersigned or our corporate consultant Grenfell Capital Limited.

Sincerely,

/s/ Xi Ying Kou

___________________

Xi Ying Kou

President

Vershire Corporation

Cc: Grenfell Capital Limited